

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

Via E-mail

Jason Altieri
General Counsel
LendingClub Corporation
370 Convention Way
Redwood City, CA 94063

> **Re:** **LendingClub Corporation**
> **Supplemental Response received on July 14, 2011**
> **Filed in connection with Post-effective Amendment No. 9 to Form S-1**
> **Filed October 27, 2010**
> **File No. 333-151827**

Dear Mr. Altieri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Response in connection with Post-Effective Amendment No. 9 to Registration Statement on Form S-l, filed July 14, 2011

General Comments

1. The staff draws your attention to the requirements of Rule 415(a)(5) and the fact that your registration statement went effective on October 10, 2008.

The LendingClub Blog

2. Many entries on your blog appear to be free writing prospectuses that you have not filed on Edgar. Provide us with your analysis supporting your conclusion that you do not have to file these communications.

3.	We note that you are looking to hire "paid contributors to your blog." Please tell us whether the submissions by these contributors could be considered an offer or sale of LendingClub's notes. If so, please revise your prospectus to disclose that these contributions will be considered free-writing prospectuses and the authors will have liability under the Securities Acts equal to LendingClub for the notes purchased.

Pool Corp. Referral Program

4.	Please tell us why you have not filed the Pool Corp. contract as a material contract. We note your announcement that Pool Corp. "would invest as much as $2 million in personal loans" in connection with this referral arrangement. In addition, please provide the staff with copies of all paperwork or marketing materials provided to Pool Corp customers in connection with this referral program.

5.	Please tell us what information you share with Pool Corp. about the Borrowers. We note that Pool Corp intends to invest in loans on your platform to further pool and spa sales but we also note that borrowers maintain anonymity on your platform. Is Pool Corp able to identify their customers on your site or, given that you do not verify Borrower's actual purpose, can anyone say they will use their loan to purchase a pool or spa in order to increase chance of funding by Pool Corp?

6.	Please tell us whether Lending Club will participate as an investor in Notes resulting from its referral programs. If so, please address the conflict of interest that may arise if LendingClub chooses to fund some loans over others in an effort to encourage referrals. In addition, please address the risk that other investors may interpret Lending Club's investment as an indication of a good investment and purchase notes accordingly.

7.	Please tell us whether Pool Corp. has offered financing to customers in the past and if so, whether they sold these notes to a 3rd party at a discount.

8.	Please tell us about any other referral arrangements you have with other companies, whether similar or distinct from the arrangement with Pool Corp.

Portfolio Tool

9.	The staff is not able to agree that the use of the Markowitz algorithm is consistent with your conclusion that the portfolio plans do not represent separate investments from the underlying notes. It is the staff's understanding that, after the investor identifies a targeted rate of return, the algorithm selects loans and allocates investment amounts from the population in order to achieve that return. This is not consistent with your response that "the portfolio builder tool is only a more powerful search/filter device provided to the investor that enables the investor to more quickly differentiate those Notes for which the investors may have a lower interest in then those that the investor may have a greater interest in, based upon the investors selected criteria." Rather than a tool to save the investor time, this algorithm prefers some loans to others based on a risk model, rather than the direction of the investor. We note that the portfolio plans have not been registered and do not appear to be offered under a valid exemption. Please provide your analysis supporting your conclusion that the presentation of a portfolio that has been set up using minimal input from the investor, often only the targeted rate of return, does not create an expectation of profits based upon the efforts of others on the part of the investor. See Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946). Alternatively, please inform the staff regarding any significant changes you plan to implement in order to reduce the impact of LendingClub's activities in operating the portfolio plans and "Prime Accounts" upon the overall success of an investment in the plans and the underlying notes.

PRIME Account

10.   We note your response to our former comment 4 that your PRIME account is merely an "offline parallel" to your portfolio tool that filters loans at the direction of investors. Please tell us how you present individual loans to your investor clients for approval before purchasing them on their behalf. Please tell us what written permission you receive to purchase individual loans for specified amounts on behalf of your investor clients. Finally, please address how investors are not deriving a significant portion of their expectation of profits from their investment through the PRIME account, upon your ability to create a portfolio that is sufficiently diversified.

11.   In addition, please tell us how you overcome the problem of availability that results from the time lag from when you identify a loan, present it to the lender, obtain permission to purchase on the lender's behalf and execute the note purchase. Are these investors at a disadvantage compared to investors online? If so, please make sure this risk is disclosed.

12.   We are unable to locate any description of the PRIME Account in your prospectus. Please revise your disclosure to specifically explain how this account works and fees, if any, you charge in connection with the account.

13.   Please revise the description of the PRIME Account in your marketing materials to be consistent with any description contained in your prospectus. Currently, your marketing materials appear to ask investors to choose a nominal interest rate, rather than identify parameters that would allow a filter service.

Consent Order

14.   We note your response to our former comment 5; however, you have not provided sufficient detail for the staff to assess the risk to your Company. What percentage of your total loan portfolio, as of August 31, 2011, fell into the category cited by Massachusetts (loans under $6000 with greater than 12% interest) regardless of

jurisdiction? Consider risk factor disclosure regarding the risk that you may need to repurchase securities that are sold in violation of state law.

Marketing Materials

15.   We note that you have chosen to rename the notes on your platform: "Prime Consumer Notes."   Please tell us what you are using as a definition for "subprime." For example, we note that you have experienced default rates above twenty percent for notes that you are calling "prime."

16.   We note your response to former comment 9 that you have revised your marketing materials to qualify the "invest and earn 9.64%" claim; however, despite some changes to your website, you continue to market your site with click-through advertisements which make this claim. In addition, the "landing page" on your website for these click-through advertisements still contains the 9.64% claim. Please make conforming changes to all marketing materials to be consistent with the disclosure in your prospectus.

17.   We note that the 9.64% figure above is derived from an investment in all notes on your platform since inception to April 8, 2011. Please tell the staff what the average return of actual investors has been for that same time period.

18.   We note your response to our former comment 10; however, it appears from your graph "Predictable Returns" that you are marketing to investors that they can rely on the predictability of the returns in this graph. However, we note that 50% of investors achieve returns below the figure you have represented. Please tell us how this marketing is consistent with the actual returns referenced in your prospectus.

19.   We note that you have changed your website to market "Steady Returns," "Predictable Returns," and "Quality Borrowers" when the disclosure in the prospectus tells investors the notes are "highly risky and speculative as you do not know the borrower members and are investing based on limited information that may be unverified or inaccurate. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment." Please tell us how you reconcile your marketing with the disclosure in your prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel